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                                                                       Exhibit 1
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Grubb & Ellis Company Announces Self Tender Offer for Up To Seven Million Shares
of Its Common Stock

  Plan Gives Stockholders Opportunity to Recognize Value of Their Investment;
             Allows Company to Continue to Execute Strategic Plan

  NORTHBROOK, Ill., Dec. 4 /PRNewswire/ -- Grubb & Ellis Company (NYSE: GBE)
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today announced that its Board of Directors has approved a self tender offer for up to 7 million shares (or approximately 35 percent) of the company's outstanding common stock at a price of $7 per share. The price represents a 51 percent premium to the December 1, 2000 closing share price of $4.63. The tender offer is expected to commence in approximately one week.

     The aggregate purchase price, inclusive of transaction costs, will be approximately $50 million. The company will finance the tender offer with approximately $10 million of cash from operations and has a commitment letter with its existing bank group for the remainder of the required funds.

     "This offer allows us to enhance stockholder value over the long-term and maintain the financial flexibility we need to continue to execute our strategic plan. At the same time, it provides our stockholders with the opportunity to divest a portion of their investments in Grubb & Ellis at a premium over the recent stock price," said Reuben S. Leibowitz, Chairman of the Board. The tender offer follows an intensive review and evaluation of the company's strategic alternatives, including acquisitions and the potential merger or sale of the company. "This process reinforced our belief that Grubb & Ellis is an industry leader and our stock is an attractive investment opportunity. Therefore, we believe that the interests of our stockholders, employees and clients are best served at this time by Grubb & Ellis remaining independent," Leibowitz said. "We are more convinced than ever that the investments we've made to broaden our market coverage and breadth of services, invest in some of the industry's best real estate professionals and build a state-of-the-art technology platform will allow Grubb & Ellis to continue to produce consistent long-term earnings growth."

     As part of this announcement, the company said it is accelerating its search for a Chief Executive Officer. It has retained the executive search firm of Seiden Krieger Associates, Inc. to lead the process. Until a CEO is selected, three members of senior management: Maureen A. Ehrenberg, President of Grubb & Ellis Management Services, Inc.; John G. Orrico, President of Real Estate Advisory Services; and Brian D. Parker, Executive Vice President, will continue to manage the company's day-to-day activities.

     The tender offer will be made available to all company stockholders, vested option holders and warrant holders, including employee benefit plans. It will be subject to various terms and conditions described in the tender offer materials to be distributed to stockholders, including obtaining sufficient financing to purchase the shares pursuant to the offer.
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     The company's major stockholders, Warburg, Pincus Investors, L.P., The
Goldman Sachs Group, Inc., and C. Michael Kojaian and Mike Kojaian, have stated they intend to fully participate in the tender offer. These stockholders currently hold, in the aggregate, 14.2 million shares, or approximately 71 percent of the company's outstanding shares. Although their total shares owned will be reduced, they will remain majority stockholders of the company following the conclusion of the tender offer.

     Since investing in the company, these strategic investors have played an integral role in Grubb & Ellis' development to a full service real estate provider. By fully supporting management's decision to invest significantly in the company's infrastructure and acquisitions, they have allowed the company to better serve its growing client base.

     Grubb & Ellis expects that its strategic review, including the write-off of certain deferred costs incurred in connection with amending its credit facilities, will impact earnings in its fiscal second quarter ending December 31, 2000. As such, it expects to report earnings of approximately $.20 per diluted share, which is below current analyst estimates.

     Grubb & Ellis Company is one of the nation's largest commercial real estate services firms. Through its offices, affiliates and global strategic alliance with Knight Frank, one of the leading property consulting firms in Europe, Africa and Asia Pacific, the company provides a full range of real estate services, including advisory, management and consultative services, to users and investors worldwide. With the collective resources of approximately 8,000 people in over 200 offices in 27 countries, Grubb & Ellis professionals arrange the sale or lease of such business properties as industrial, retail and office buildings, as well as the acquisition and disposition of multi-family and hospitality properties and commercial land. Major multiple-market clients have a single point of contact through the firm's corporate and institutional units for coordination of all of the firm's services as well as site selection, feasibility studies, market forecasts and research. For more information, visit the company's website at http://www.grubb-ellis.com.
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     The tender offer that is described in this announcement has not yet commenced. Once the tender offer commences, the Company will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the Securities and Exchange Commission upon commencement of the offer. Grubb & Ellis stockholders should read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statement and other filed documents will be available at no charge on the SEC's website at http://www.sec.gov and will also be made available without charge to all
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stockholders of the Company by contacting Morrow & Company at 212-754-8000, the information agent for the offer.

Editor's note:
Except for historical information, statements included in this announcement may constitute forward-looking statements regarding, among other things, market outlook, future revenue growth, income, changes in expense levels, profitability of acquired companies and effects on the company of changes in
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the real estate markets. These statements involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance in future periods to be materially different from any future results or performance suggested by these statements. Such factors which could adversely affect the company's ability to obtain these results include, among other things: (i) the volume of transactions and prices for real estate in the real estate markets generally; (ii) a general or regional economic downturn that could create a recession in the real estate markets; (iii) the company's debt level and its ability to make interest and principal payments; (iv) an increase in expenses related to new initiatives, investments in people, technology and service improvements; (v) the success of new initiatives and investments; (vi) the ability of the company to integrate acquired companies and assets; and (vii) other factors described in the company's Form 10-K for the fiscal year ended June 30, 2000, filed with the SEC.

SOURCE  Grubb & Ellis Company


Web site:  http://www.grubb-ellis.com
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Company News On-Call:  http://www.prnewswire.com/comp/136726.html or fax, 800-
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758-5804, ext. 136726

CONTACT: Noeleen Colgan of Grubb & Ellis, 847-753-7594